UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Design Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

25056L 10 3

(CUSIP Number)

Karen Narolewski Engel

c/o SR One Capital Management, LP

985 Old Eagle School Road, Suite 511

Wayne, PA 19087

610-766-2240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Fund I Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,626,476
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,626,476
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,626,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based upon 53,817,322 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Design Therapeutics, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering as reported in the Issuer’s prospectus dated March 25, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,626,476
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,626,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,626,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based upon 53,817,322 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Design Therapeutics, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering as reported in the Issuer’s prospectus dated March 25, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SR One Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,626,476
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,626,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,626,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)
14	TYPE OF REPORTING PERSON HC

(1)

Based upon 53,817,322 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Design Therapeutics, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering as reported in the Issuer’s prospectus dated March 25, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Simeon George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 5,626,476
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 5,626,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,641,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Based upon 53,817,322 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Design Therapeutics, Inc. (the “Issuer”) outstanding after the Issuer’s initial public offering as reported in the Issuer’s prospectus dated March 25, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 6 of 10

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Design Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6005 Hidden Valley Road, Suite 110, Carlsbad, California 92011.

Item 2.	Identity and Background.

(a), (c), (f)

This Statement is being filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	SR One Capital Fund I Aggregator, LP, a Delaware limited partnership (“Aggregator”);

ii.	SR One Capital Partners I, LP, a Delaware limited partnership (“Partners I”);

iii.	SR One Capital Management, LLC, a Delaware limited liability company (“Parent”); and

iv.	Simeon George, M.D., a citizen of the United States (“Mr. George” and, together with the Aggregator, Partners I and Parent, the “Reporting Persons”).

Aggregator is directly controlled by its general partner, Partners I. Partners I is directly controlled by its general partner, Parent, and Dr. George controls Parent. Accordingly, each of Partners I, Parent and Dr. George may be deemed to have voting and dispositive power with respect to the Shares owned by Aggregator.

(b) The address of the Reporting Persons for purposes of this filing is: c/o SR One Capital Management, LP, 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Aggregator acquired 7,236,938 shares of Series A Preferred Stock (the “Acquired Series A Preferred Stock”) and 1,526,718 shares of Series B Preferred Stock (the “Acquired Series B Preferred Stock”) in private placements occurring in February 2020 and January 2021, respectively, in exchange for a purchase price of $15,000,001 and $10,000,003, respectively. The funds for these acquisitions by Aggregator reported in this Item 3 were derived from funds provided by affiliates of the Aggregator.

A one-for-1.63 stock split of the Issuer’s common stock was effective on March 22, 2021. Upon conversion, Aggregator held 4,439,839 shares of Acquired Series A Preferred Stock and 936,637 of Acquired Series B Preferred Stock. Each share of Acquired Series A Preferred Stock and Acquired Series B Preferred Stock converts automatically into one share of Common Stock upon the completion of the Issuer’s IPO.

The Aggregator acquired from the Issuer 250,000 shares of Common Stock at the IPO at the public offering price of $20.00 per share. The total consideration paid by the Aggregator for these shares was $5,000,000. And such consideration were derived from funds provided by affiliates of the Aggregator.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 7 of 10

A stock option was granted to Mr. Simeon George as director’s compensation on March 25, 2021 for 15,000 Common Shares with the shares vesting in equal monthly installments over the 12 months following March 25, 2021, and subject to Mr. George’s continued service on each applicable vesting date. The stock option can be exercised at any time as to vested shares, at an exercise price of $20.00, until the expiration date of March 24, 2031. As a Member of SR One Capital Management, LLC and an employee of SR One Capital Management, LP, Mr. George is obligated to transfer any shares issued under the stock option to the Aggregator.

Item 4.	Purpose of Transaction.

Series A Preferred Stock and Series B Preferred Stock acquired by Reporting Persons

The Aggregator purchased the Acquired Series A Preferred Stock for $15,000,001 and purchased the Acquired Series B Preferred Stock for $10,000,003, in each case, pursuant to a stock purchase agreement (the “Stock Purchase Agreements”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 001-40288) under the heading “Description of Capital Stock,” the Series A Preferred Stock and Series B Preferred Stock automatically converted into 5,376,476 shares of Common Stock upon the closing of the Issuer’s IPO on March 30, 2021.

The Series A Preferred Stock and Series B Preferred Stock owned by the Aggregator have been acquired for investment purposes. The Aggregator may make further acquisitions of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on the basis of a total of 5,626,476 Common Stock outstanding is set forth in boxes 11 and 13 of the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by the Reporting Persons

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the Reporting Persons other than the Reporting Persons.

(e) Not applicable

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 8 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Aggregator is a party to that certain Amended and Restated Investors’ Rights Agreement, dated as of January 25, 2021, by and among the Issuer and the investors party thereto (the “Investors’ Agreement”), described below, in relation to the shares of Common Stock held by the Aggregator.

Investors’ Rights Agreement

On January 25, 2021, the Issuer, the Aggregator and certain other stockholders of the Issuer entered into the Investors’ Agreement, incorporated by reference to Exhibit 4.2 in the Issuer’s Registration Statement on Form S-1 filed with the SEC on March 5, 2021 (the “Investors’ Rights Agreement”), pursuant to which certain holders of more than 5% of the Issuer’s capital stock and entities affiliated with certain of the Issuer’s directors (collectively, the “Holders”) are entitled to certain registration rights. In particular, the Holders may request that the Issuer register certain of its securities held by them for sale under the Securities Act of 1933, as amended (the “Securities Act”), and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

Lock Up Agreement

In connection with the IPO, Aggregator entered into a lock-up agreement (the “Lock-Up Agreement”), a copy of which is attached hereto as Exhibit 3, with Goldman Sachs & Co. LLC, SVB Leerink LLC, and Piper Sandler & Co. (in their capacity as representatives of several underwriters for the IPO) (the “Representatives”). Pursuant to the Lock-Up Agreement, Aggregator has agreed that for a period of 180 days following the date set forth on the final prospectus used to sell the securities in the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Issuer, or any options or warrants to purchase any shares of Common Stock of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by the Aggregator (including holding as a custodian) or with respect to which the Aggregator has beneficial ownership within the rules and regulations of the SEC.

The summary of the Investor’s Agreement and the Lock-Up Agreement in this Item 6 of the Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which are incorporated herein by reference and a copy of which is filed as an exhibit hereto.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 9 of 10

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of April 7, 2021, by and among the Reporting Persons.

2	Investor Rights Agreement, dated as of January 25, 2021, by and among the Issuer and certain of its stockholders party thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on March 22, 2021).

3	Lock Up Agreement, dated as of January 18, 2021, by and among Goldman Sachs & Co. LLC, SVB Leerink LLC, and Piper Sandler & Co., as representatives of the underwriters and Aggregator.

CUSIP No. 25056L 10 3	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

SR ONE CAPITAL FUND I AGGREGATOR, L.P.

By:	SR One Capital Partners I, LP

By:	SR One Capital Management, LLC

By:	/s/ Simeon George
	Name:	Simeon George
	Title	Member

SR ONE CAPITAL PARTNERS I, LP

By:	SR One Capital Management, LLC

By:	/s/ Simeon George
	Name:	Simeon George
	Title:	Member

SR ONE CAPITAL MANAGEMENT, LLC

By:	/s/ Simeon George
	Name:	Simeon George
	Title:	Member

/s/ Simeon George
Simeon George

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: April 7, 2021

SR ONE CAPITAL FUND I AGGREGATOR, LP
By:	SR One Capital Partners I, LP
By:	SR One Capital Management, LLC
By:	/s/ Simeon George, Member

SR ONE CAPITAL PARTNERS I, LP
By:	SR One Capital Partners I, LP
By:	SR One Capital Management, LLC
By:	/s/ Simeon George, Member

SR ONE CAPITAL MANAGEMENT, LLC
By:	/s/ Simeon George, Member

/s/ Simeon George
Simeon George

EXHIBIT 3

Design Therapeutics, Inc.

Lock-Up Agreement

January 18, 2021

Goldman Sachs & Co. LLC

SVB Leerink LLC

Piper Sandler & Co.

As representatives of the several Underwriters

named in Schedule I to the Underwriting

Agreement

c/o Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282-2198

c/o SVB Leerink LLC

One Federal Street, 37th Floor

Boston, MA 02110

c/o Piper Sandler & Co.

800 Nicollet Mall, Suite 1000

Minneapolis, MN 55402

Re:	Design Therapeutics, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an underwriting agreement (the “Underwriting Agreement”) on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Design Therapeutics, Inc., a Delaware corporation (the “Company”), providing for a public offering (the “Public Offering”) of shares (the “Shares”) of the common stock, par value $0.0001 per share, of the Company (the “Common Stock”) pursuant to a Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to purchase, offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date 180 days after the date set forth on the final prospectus used to sell the Shares (the “Lock-Up Period”), the undersigned shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the undersigned, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences described in clause (i) or (ii), a “Transfer”) or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or which reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period. For the avoidance of doubt, the undersigned agrees that the foregoing provisions shall be equally applicable to any issuer-directed or other Shares the undersigned may purchase in the Public Offering.

If the undersigned is not a natural person, the undersigned represents and warrants that no single natural person, entity or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than a natural person, entity or “group” (as described above) that has executed a Lock-Up Agreement in substantially the same form as this Lock-Up Agreement, beneficially owns, directly or indirectly, 50% or more of the common equity interests, or 50% or more of the voting power, in the undersigned.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, the undersigned may transfer or otherwise dispose of the undersigned’s shares of Common Stock or Derivative Instruments:

(i)	as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions on transfer set forth herein;

(ii)

to any trust for the direct or indirect benefit of the undersigned or the immediate family (as defined below) of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions on transfer set forth herein; provided that any filing under Section 16 of the Exchange Act reporting a change in beneficial ownership shall indicate in the footnotes thereto that the filing relates to the applicable circumstances described in this clause, and provided further that any such transfer shall not involve a disposition for value and that no other public announcement shall be required or shall be made voluntarily by the undersigned in connection with such transfer;

(iii)	in connection with the sale of the undersigned’s shares of Common Stock acquired in the Public Offering if the undersigned is not an officer or director of the Company;

(iv)

if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlled or managed by or under common control with the undersigned or affiliates of the undersigned, or (B) as part of a distribution, transfer or disposition without consideration by the undersigned to its stockholders, partners, members, beneficiaries or other equity holders; provided, however, that in the case of any transfer or disposition contemplated by clauses (A) or (B) above, it shall be a condition to the transfer or disposition that the transferee execute an agreement stating that the transferee is receiving and holding such securities subject to the restrictions on transfer set forth herein and there shall be no further transfer of such securities except in accordance with this Lock-Up Agreement;

(v)

to the Company in connection with the exercise or settlement of options, warrants or other rights to acquire shares of Common Stock or any security convertible into or exercisable for shares of Common Stock in accordance with their terms (including, in each case, by way of net exercise and/or to cover withholding tax obligations in connection with such exercise or settlement) pursuant to an employee benefit plan, option, warrant or other right disclosed in the final prospectus for the Public Offering, provided that any such shares issued upon exercise or settlement of such option, warrant or other right (in the case of a net exercise or tax withholding transaction, after giving effect to the settlement of such net exercise or tax withholding transaction) shall be subject to the restrictions on transfer set forth herein; provided further that any filing under Section 16 of the Exchange Act reporting a change in beneficial ownership shall indicate in the footnotes thereto that the filing relates to the applicable circumstances described in this clause, and no other public announcement shall be required or shall be made voluntarily by the undersigned in connection with such transfer;

(vi)

by will or intestacy, provided that the legatee, heir or other transferee, as the case may be, agrees to be bound in writing by the restrictions on transfer set forth herein, provided that any filing made pursuant to Section 16(a) of the Exchange Act shall include a footnote noting the circumstances described in this clause and no other public announcement shall be required or voluntarily made in connection with such transfer;

(vii)

to any immediate family (as defined below) member, provided that such family member agrees to be bound by the restrictions on transfer set forth herein, provided that any filing made pursuant to Section 16(a) of the Exchange Act shall include a footnote noting the circumstances described in this clause and no other public announcement shall be required or voluntarily made in connection with such transfer;

(viii)

pursuant to a court order or a settlement agreement related to the distribution of assets in connection with the dissolution of a marriage, domestic partnership or civil union, provided that such transferee agrees to be bound by the restrictions on transfer set forth herein and provided further that any required filing under Section 16 of the Exchange Act shall indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public announcement shall be required or shall be made voluntarily by the undersigned in connection with such transfer or disposition;

(ix)

to the Company pursuant to agreements under which the Company has (A) the option to repurchase such securities or (B) a right of first refusal with respect to transfers of such securities upon termination of service of the undersigned;

(x)	with the prior written consent of the Representatives on behalf of the Underwriters; and

(xi)	in connection with the sale of the undersigned’s shares of Common Stock acquired in open market transactions after the Public Offering.

Notwithstanding anything to the contrary, with respect to clauses (i), (iii), (iv), (ix)(B) and (xi) above, it shall be a condition to such transfer that no filing under the Exchange Act (including, without limitation, Section 16(a) thereof) nor any other public filing or disclosure of such transfer by or on behalf of the undersigned, reporting a change in beneficial ownership, shall be required or voluntarily made until after the expiration of the Lock-Up Period, and in the case of clauses (ii), (iv), (vi) and (vii), any such transfer shall not involve a disposition for value; provided that any required Schedule 13G (or 13G/A) or 13F (or 13F/A) filing may be made, provided that such filing clearly indicates in the footnotes thereto an explanation of the type of transaction giving rise to the change in ownership.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership, civil union or adoption, not more remote than first cousin.

Furthermore, this Lock-Up Agreement shall not restrict any sale, disposal or transfer of the undersigned’s shares of Common Stock or Derivative Instruments to a bona fide third party pursuant to a tender offer for securities of the Company or any merger, consolidation or other business combination involving a Change of Control (as defined below) of the Company occurring after the settlement of the Public Offering, that, in each case, has been approved by the board of directors of the Company; provided that all of the undersigned’s shares of Common Stock and Derivative Instruments subject to this Lock-Up Agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this Lock-Up Agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the undersigned’s shares of Common Stock and Derivative Instruments subject to this Lock-Up Agreement shall remain subject to the restrictions on transfer set forth herein. For the purposes of this paragraph, “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction, the result of which is that any “person” (as defined in Rule 13d-3 of the Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of the total voting power of the voting share capital of the Company.

Additionally, the undersigned may establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the Undersigned’s shares of Common Stock, provided that such plan does not provide for any transfers of Common Stock during the Lock-Up Period and no filing under the Exchange Act nor any other public filing or disclosure of such trading plan shall be made during the Lock-Up Period.

The undersigned now has, and, except as contemplated above, for the duration of this Lock-Up Agreement will have, good and marketable title to the undersigned’s shares of Common Stock, free and clear of all liens, encumbrances and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions. During the Lock-Up Period, the undersigned hereby waives any and all notice requirements and rights with respect to the registration of securities pursuant to any agreement, understanding or anything otherwise setting forth the terms of any security of the Company held by the undersigned, including any registration rights agreement or investors’ rights agreement to which the undersigned and the Company may be party.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This Lock-Up Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment or other advice to the undersigned with respect to the Public Offering of the Shares, this Lock-Up Agreement or the subject matter hereof nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Shares, and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to the undersigned in connection with the Public Offering, the Underwriters are not making a recommendation to the undersigned to participate in the Public Offering or sell any Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

This Lock-Up Agreement (and for the avoidance of doubt, the Lock-Up Period described herein) and related restrictions shall automatically terminate upon the earliest to occur, if any, of (i) the Company advising the Representatives in writing prior to the execution of the Underwriting Agreement that it has determined not to proceed with the Public Offering, (ii) the termination of the Underwriting Agreement before the sale of any Shares to the Underwriters, (iii) the registration statement filed with the SEC with respect to the Public Offering contemplated by the Underwriting Agreement is withdrawn or (iv) June 30, 2021, in the event the closing of the Public Offering shall not have occurred on or before such date; provided, however, that the Company may, by written notice to the undersigned prior to such date, extend such date for a period of up to an additional 90 days.

[Signature Page Follows]

Very truly yours,

IF AN INDIVIDUAL:		IF AN ENTITY:

By:		SR One Capital Fund I Aggregator, LP
	(duly authorized signature)	(please print complete name of entity)

Name:		By:	SR One Capital Partners I, LP
	(please print full name)	Its:	General Partner

		By:	SR One Capital Management, LLC
		Its:	General Partner

		By:	/s/ Simeon J. George
		Name:	Simeon J. George
		Title:	Member

[Signature Page to Lock-Up Agreement]